AeroClean Technologies, Inc.

10455 Riverside Drive

Palm Beach Gardens, FL 33410
(833) 652-5326

December 19, 2022

VIA EDGAR

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Jeff Kauten

Re:	AeroClean Technologies, Inc. Registration Statement on Form S-4 File No.: 333-268872

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AeroClean Technologies, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that it may become effective at 4 p.m., Eastern Time, on December 20, 2022, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by telephone call to Valerie Ford Jacob at (212) 284-4926 or email to her at: valerie.jacob@freshfields.com.

Sincerely,

AeroClean Technologies, Inc.

By:	/s/ Jason DiBona
Name: Jason DiBona
Title: Chief Executive Officer